FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

December 2, 2004

Commission File Number: 333-119497

MECHEL STEEL GROUP OAO

(Translation of registrant’s name into English)

Krasnopresnenskaya Naberezhnaya 12

Moscow 123610

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL ANNOUNCED ITS WINNING OF AUCTIONS TO DEVELOP  NEW COKING COAL MINE AREAS

Kemerovo, Russia – December 2, 2004 – Southern Kuzbass Coal Company, a subsidiary of Mechel , has won two auctions for the right to use subsoil plots for coking coal exploration and mining at the Raspadsky Open Pit Mine and Berezovsky-2 areas, with total reserves of 55.5 million tons according to Russian reserve valuation standards .  In total, Mechel has increased its reserves of coking coal by over 120 million tons in the last month.

According to the decisions of the auction committees, Mechel will receive licenses through its subsidiary, Southern Kuzbass OAO, for the use of reserves of the Raspadsky Open Pit Mine area of the Raspadsky Coal Deposit and Berezovsky-2 area of the Berezovsky and Olzherassky Coal Deposits for 20 years.  The acquisition of the new mining areas has been done in pursuance of the Mechel’s strategy targeted at further developing its coking coal mining operations.

The coal reserves of the Raspadsky Open Pit Mine license area amount to 25 million tons based on Russian reserve valuation standards.  The auction conditions require a minimum of 0.75 tons of extraction annually during the first stage of development, and 1.0 million tons of extraction annually during the second stage of development.

The coal reserves of the Berezovsky-2 license area amount to 30.5 million tons based on Russian reserve valuation standards.  The auction conditions require a minimum of 0.45 million tons of extraction annually during the first stage of development, and 0.5 million tons of extraction annually during the second stage of development.

Mechel currently operates at a number of coal areas located at the Raspadsky, Olzherassky, and Berezovsky Deposits.

Earlier in November of this year, Southern Kuzbass Coal Company also won an auction to develop a coking coal mine in the Sibirginskaya Mine area in the Kuzbass region of Russia with  reserves amounting to 65 million tons.  Combined with the two new license areas won today, Mechel has increased its balance of reserves of coking coal by over 120 million tons in the last month.

“Coking coal mining is the important constituent part of the Mechel’s activities, and we follow our strategy providing for priority development of this segment,” Mechel’s CEO, Vladimir Iorich, said on completion of the auction.

Russian reserve valuation standards differ from other international standards.  Mechel intends to finalize an independent reserve valuation of these license areas with U.S. experts during 2005.

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Mechel Steel Group OAO

Irina Ostryakova

Phone: 7-095-258-18-28

e-mail: Irina.Ostryakova@mechel.com

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Mechel Steel Group is a Russian metals and mining company, uniting producers of steel, rolled products, hardware, coal, iron ore concentrate, and nickel.  Mechel Steel Group products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel Steel Group, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel Steel Group files from time to time with the U.S. Securities and Exchange Commission, including our Form F-1. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form F-1, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL STEEL GROUP OAO

	By:	Vladimir Iorich
	Name:	Vladimir Iorich
	Title:	CEO

Date: December 2, 2004